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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            nStor Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  449-684-10-91
                                 (CUSIP Number)

     Thomas L. Gruber, Acting President, Chief Operating & Financial Officer
                6190 Corte Del Cedro, Carlsbad, California 92009
                                 (760) 683-2500
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 2, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

            Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13-d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 449-684-10-91
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1     Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Barry S. Halpern, SS#: ###-##-####
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2     Check the Appropriate Box if a Member of a Group (See
      Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]
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3     SEC Use Only

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4     Source of Funds (See Instructions)

      N/A
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5     Check If Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                                  [ ]

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6     Citizenship or Place of Organization

      United States
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                  7     Sole Voting Power

                        53,034,972
                        --------------------------------------------------------
  Number of       8     Shared Voting Power
   Shares
Beneficially            114,600
  Owned by              --------------------------------------------------------
    Each          9     Sole Dispositive Power
  Reporting
   Person               53,034,792
    With                --------------------------------------------------------
                  10    Shared Dispositive Power

                        114,600
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      53,149,392
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12    Check Box If the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [X]

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      32.4%
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14    Type of Reporting Person (See Instructions)

      IN
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      Item 1. Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is the shares of common stock .05 par value per share (the "Shares") of nStor Technologies, Inc. (the "Company"). The principal executive offices of nStor Technologies, Inc. is located at 6190 Corte Del Cedro, Carlsbad, California 92009.

      Item 2. Identity and Background.

      This statement is being filed by Barry S. Halperin. My residence address is 500 Southeast Fifth Avenue, Penthouse #01, Boca Raton, FL 33432. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

      Item 3. Source and Amount of Funds or Other Consideration.

            My father, Maurice A. Halperin was the beneficial owner of the 53,034,792 securities reported on this Form. He died on April 9, 2003. I became qualified to act as Personal Representative of his estate on June 2, 2003 and was deemed to have acquired beneficial ownership of the securities in his estate at that time.

      Item 4. Purpose of Transaction.

      This Schedule 13D is being filed to report the acquisition of my beneficial ownership of securities of the Company by virtue of my appointment as the Personal Representative of the Estate of Maurice A. Halperin.

      Item 5. Interest in Securities of the Issuer.

      As Personal Representative of the Estate of Maurice A. Halperin, until the distribution of the shares to the beneficiaries, I have the sole power to vote and dispose of 53,034,792 Shares. The Shares as held as follows:

      (1) 50,015,048 shares are owned by Halco Investments, L.C., a Florida limited liability company in which the Estate has a 99% managing membership interest; and

      (2) 3,019,744 shares owned directly by the Estate.

      In addition, 114,600 shares are owned by the Halperin Foundation in which I am a co-trustee together with my sister, Carol Minkin, and have shared voting and dispositive power.

      The amount of shares reported on Item 11 of the cover page of this report does not include 2,639,784 shares which are owned by Hilcoast Development Corporation, a Florida corporation ("Hilcoast"). Three trusts of which I am the trustee own a minority interest in Hilcoast. I do not have voting and dispositive power over the shares of the Company owned by Hilcoast and disclaim beneficial ownership of these shares.

      I believe that I do not have voting control and I disclaim a controlling interest in the Company.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              N/A

      Item 7. Material to be Filed as Exhibits.

              N/A



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                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

DATE: September 16, 2003


/s/ Barry S. Halperin
-----------------------------------
Signature

Barry S. Halperin
-----------------------------------
Name and Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).